EXHIBIT 99.2

Valneva Announces the Availability of Documentation for its Shareholder Meetings

Saint Herblain (France), June 2, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the availability of documentation for its Combined General Meeting and Special Meeting of holders of Convertible Preferred Shares.

The Company’s Combined General Meeting will be held on June 23, 2022, at 2 p.m. CEST, at the Hotel InterContinental Paris Le Grand, 2 rue Scribe, 75009 Paris, and will follow a Special Meeting of holders of Convertible Preferred Shares1 to be held at the same location at 1:30 p.m. CEST on the same day.

The preliminary Notices of Meetings, containing the agenda, the draft resolutions and instructions for participation and voting, were published in the French Bulletin des Annonces Légales Obligatoires (BALO) on May 18, 2022.

Documents and information relating to the Meetings are available on Valneva’s website (www.valneva.com) in the “Investors/General Meetings” section. Shareholders can also obtain the Combined General Meeting and Special Meeting documents upon request to the Company by sending an email to the following address: assemblee.generale@valneva.com.

The Company also recommends that shareholders regularly consult the sections related to the the Combined General Meeting and Special Meeting on its website, www.valneva.com.

Contact Details, Legal Department
Valneva SE
Service Assemblée Générale
6 rue Alain Bombard, 44800 Saint-Herblain (France)
assemblee.generale@valneva.com

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

1 Convertible Preferred Shares are special instruments created in 2015 and held by Senior Management.